Filed by VISX, Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VISX, Incorporated
Commission File No. 001-10694

VISX, INCORPORATED

Interoffice Correspondence

TO:	Current VISX Employees who are Stockholders and/or Participants in the VISX Stock Plans

FROM:	Rick Runkel, General Counsel

DATE:	November 18, 2004

RE:	Anticipated Change to Previously Granted Stock Options

     As you know, on November 9, 2004, VISX entered into a merger agreement with Advanced Medical Optics (“AMO”). Assuming the conditions to the merger are satisfied, we expect to close the merger in the first quarter of 2005.

     As a result of this merger, all stock you currently hold, including stock that is subject to a stock option grant, will be affected. This memorandum describes the merger’s effects on these stock holdings. If, after reviewing this memorandum, you still have questions regarding these issues, please call Rick Runkel at (408) 773-7073 or Scott Meggs at (408) 773-7027.

Stock You Currently Own

     VISX stock that you previously acquired and that is not in the form of a stock option, such as, stock acquired through the Employee Stock Purchase Plan, through the exercise and hold of a stock option, or through the open market, will be exchanged for a mixture of AMO stock and cash upon completion of the merger. Specifically, each share of VISX stock will be exchanged for 0.552 of a share of AMO common stock plus $3.50 in cash.

▶	For example, if you own 100 shares of VISX stock, it will be exchanged for 55 shares of AMO stock upon completion of the merger based upon the following calculation: 100 VISX shares multiplied by 0.552 equals 55.2 shares. After rounding down to the nearest whole number you are left with 55 shares. In addition, you will receive $192.50 in cash based on $3.50 times 55 shares. You will also receive a proportional cash payment to compensate you for the fractional share amount (0.2) that was rounded down.

Stock Options

     AMO has also agreed to assume all VISX stock options that have a per share exercise price equal to, or less than, $26.93. As discussed below, options with an exercise price greater than $26.93 will not be assumed by AMO.

A.	Options With An Exercise Price Equal To Or Less Than $26.93

     At the close of the merger, all outstanding VISX options with a per share exercise price equal to, or less than, $26.93, will be assumed by AMO and will become fully vested and exercisable. These VISX options, referred to in this memorandum as “assumed options”, will be exercisable solely for AMO stock once the merger is completed. This differs from the situation described above where a mixture of AMO stock and cash will be paid to people who hold VISX stock at the closing of the merger. If the merger is not completed, these options will remain VISX options, all applicable vesting restrictions will continue to apply and there will be no accelerated vesting.

     Upon completion of the merger, our option plans and agreements require adjustment of the assumed options to reflect both (i) the last reported sales price of AMO stock on the day the merger closes (we will call this the “AMO closing stock price”); and (ii) the $3.50 in cash paid to holders of VISX stock. Examples of how these two adjustments will work are provided below.

1.	Adjustment to Number of Shares of AMO Stock Issuable upon Exercise of Assumed Options

The first adjustment is to the number of shares of AMO stock to be issued upon exercise of an assumed option. This adjustment will occur as follows:

▶	First, we calculate what we call the “Option Exchange Ratio” by adding 0.552 and the number obtained from dividing (i) $3.50 by (ii) the AMO closing stock price. For example, if you held an assumed option for 100 shares of VISX stock immediately prior to the merger and the AMO closing stock price was $40, we would add 0.552 and the number obtained from dividing $3.50 by $40 (i.e., 0.088), which is 0.640.

▶	Second, we multiply the number of shares of stock covered by your option(s) by the “Option Exchange Ratio” described above. The result (rounded down to the nearest whole number) will be the number of shares of AMO stock that you will be entitled to receive upon the exercise of your option(s). Assuming the facts from the example above, we multiply the 100 shares by 0.640 (rounding down the result) to get a final share number of 64.

2.	Adjustment to Exercise Price of Assumed Options

In order to ensure that each assumed option reflects the value paid for VISX stock in the merger, the price at which each assumed option can be exercised into AMO stock must also be adjusted as follows:

▶	First, we calculate what we call the “aggregate exercise price” of each option prior to the merger by multiplying the per share exercise price of each option by the total number of VISX shares covered by the option. For example, if an option to purchase 100 shares of VISX stock had an exercise price of $10 prior to the merger, we would multiply $10 by 100 to derive an aggregate exercise price of $1,000.

▶	Second, we divide the “aggregate exercise price” by the total number of AMO shares calculated in paragraph (1), above. The result (rounded up to the nearest cent) will be the per share exercise price for each assumed option following the completion of the merger. Using the facts from the example immediately above, we would divide $1,000 by 64 (rounding up the result) to get a final per share exercise price of $15.63.

3.	No Other Adjustment to Options

The other terms of your assumed options (e.g., expiration dates) generally will not change as a result of the merger. As a general matter, you have ten years from an option grant date to exercise an option, and that time will not be affected by the conversions discussed in this memorandum. Please note that the period of time, if any, you have to exercise your assumed option(s) after the termination of your employment with VISX and/or AMO is limited by the option plans and your option agreements. Please refer to your written option agreement for more details.

4.	Stock Option Exercise Black-Out Period

After the merger, you will not be able to exercise assumed options for AMO stock until a registration statement is filed with the SEC. This is expected to occur within 5 business days following the closing of the merger. Upon the filing of the registration statement, you will be able to exercise your assumed option(s) and, subject to AMO’s insider trading policy, will generally be able to sell the shares purchased without restriction.

5.	All Vested Options Remain Immediately Exercisable

All vested options may be exercised for VISX shares between now and the closing of the merger. Please note, however, that shares issuable upon exercise of these options may only be traded if you do not possess material non-public information and receive clearance to trade from either Rick Runkel or Scott Meggs.

B.	Options With An Exercise Price Greater Than $26.93

     As noted above, all VISX options that have an exercise price greater than $26.93 per share will not be assumed by AMO and will be cancelled prior to the merger (we will call these “cancelled options”). If you hold such options, you will be given at least a 15 day period prior to the closing of the merger where your cancelled options will fully vest and become exercisable. You will receive advance written notice of this 15-day period that will include details associated with the exercise of these cancelled options.

     At the time of the merger, all cancelled options that have not been exercised during this period will be terminated without any payment to the option holders, and any shares of VISX stock issued upon exercise of such cancelled options during this period will be converted into AMO shares pursuant to the 0.552 per share in AMO stock plus $3.50 per share in cash formula described above.

(The following legend is required under applicable SEC Rules.)

Additional Information and Where You Can Find It

AMO intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of VISX and AMO and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of VISX and AMO. Investors and security holders of VISX and AMO are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about VISX, AMO and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by VISX or AMO with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VISX by contacting VISX Investor Relations at ir@visx.com or via telephone at (877) 463-6847. Investors and security holders may obtain free copies of the documents filed with the SEC by AMO at www.amo-inc.com or via telephone at (714) 247-8348. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

VISX and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VISX and AMO in favor of the proposed transaction. Information about the directors and executive officers of VISX and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

AMO and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AMO and VISX in favor of the proposed transaction. Information about the directors and executive officers of AMO and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.